
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 1 3 2002
383

SEC FILE NUMBER
8- 51030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Poole Carbone Eckbert, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue South, Suite 600
                                    (No. and Street)

Winter Park   Florida   32789
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Carbone, Jr.   (407) 599-4966
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
                    (Name — if individual, state last, first, middle name)

243 West Park Avenue, Suite 200   Winter Park   Florida   32789
         (Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 2 2 2002

φ THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Nicholas Carbone, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Poole Carbone Eckbert, Inc._____, as of __December 31_____, 19X 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

(407) 647-6441
(407) 645-0099 FAX

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholders
Poole Carbone Eckbert, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Poole Carbone Eckbert, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Poole Carbone Eckbert, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 22, 2002

POOLE CARBONE ECKBERT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

ASSETS
Cash	$	27,364
Trade accounts receivable		77,513
Receivable from stockholders		83,000
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $66,992		40,446
	$	228,323

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable and accrued expenses	$	9,639

STOCKHOLDERS' EQUITY
Common stock:	
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 8,000 shares issued and outstanding	80
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 2,000 shares issued and outstanding	20
Additional paid-in-capital	541,712
Accumulated deficit	(323,128)
	218,684
	$ 228,323

The Notes to Financial Statements are
an integral part of this statement.

-2-

POOLE CARBONE ECKBERT, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2001

REVENUE		
Fees		$ 394,805
OPERATING EXPENSES		
Salaries and wages	$ 227,949	
Bad debts	196,445	
Rent	72,064	
Marketing	41,563	
Insurance	25,262	
Depreciation	24,238	
Telephone	22,620	
Professional fees	19,818	
Taxes	18,942	
Office expense	17,214	
Equipment rental and maintenance	6,986	
Professional development	5,340	
Sponsorships	5,252	
Dues and subscriptions	3,610	
Contract services	3,000	
Regulatory fees	1,874	
		692,177
Loss from operations		(297,372)
OTHER INCOME (LOSS), NET OF EXPENSES		
Interest income	44	
Loss on disposal of assets	(47)	
		(3)
Net loss		$ (297,375)

The Notes to Financial Statements are
an integral part of this statement.

POOLE CARBONE ECKBERT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2001

	Class A Common Voting	Class B Common Non-Voting	Additional Paid-In Capital	Accumulated Deficit
BALANCE, December 31, 2000	$ 80	$ 20	$ 310,304	$ (25,753)
Capital contributions	-	-	231,408	-
Net loss	-	-	-	(297,375)
BALANCE, December 31, 2001	$ 80	$ 20	$ 541,712	$ (323,128)

The Notes to Financial Statements are
an integral part of this statement.

POOLE CARBONE ECKBERT, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Fees received	$ 232,525	
Interest received	44	
Fees and expenses paid	(461,433)	
Net cash used in operating activities		$ (228,864)
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayments from related party	1,381	
Purchase of furniture and fixtures	(4,309)	
Net cash used in investing activities		(2,928)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	231,408	
Net cash provided by financing activities		231,408
NET DECREASE IN CASH		(384)
CASH, beginning		27,748
CASH, ending		$ 27,364

The Notes to Financial Statements are
an integral part of this statement.

-5-

POOLE CARBONE ECKBERT, INC.

STATEMENT OF CASH FLOWS
(Continued)
Year Ended December 31, 2001

RECONCILIATION OF NET LOSS TO NET
CASH USED IN OPERATING ACTIVITIES

Net loss			$ (297,375)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	$	24,238	
Loss on disposal of assets		47	
Decrease in trade accounts receivable		34,165	
Decrease in prepaid expenses		5,920	
Increase in accounts payable and accrued expenses		4,141	
			68,511
Net cash used in operating activities			$ (228,864)

The Notes to Financial Statements are
an integral part of this statement.

POOLE CARBONE ECKBERT, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Poole Carbone Eckbert, Inc., (the "Company") was incorporated in July 1997 under the name of Poole Carbone Capital Partners, Inc., for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. A legal name change to its current form was effected in December 1999. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: Revenue includes fees for services and contracts completed in the current year. Revenue also includes non-refundable retainer fees on contracts which have not yet been completed.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. As of December 31, 2001, no allowance for uncollectible accounts was considered necessary.

Furniture and fixtures: Furniture and fixtures are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective shares of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2. Operating Leases

In September 1999, the Company entered into an agreement to sublease office space that expires March 31, 2003. The lease requires monthly installments of $5,275 and provides for annual escalations. The amount reported under rent expense for the year ended December 31, 2001 was $72,064. The following is a schedule by years of future minimum rentals under the operating sublease at December 31, 2001:

Year ended December 31,

2002	$ 74,205
2003	18,755
	$ 92,960

POOLE CARBONE ECKBERT, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2.   Operating Leases (continued)

The Company also leases office equipment under non-cancelable operating leases that expire through 2003. The following is a schedule by years of future minimum rentals under the operating leases for equipment at December 31, 2001:

Year ended December 31,

2002	$ 4,811
2003	2,635
	$ 7,446

Note 3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $17,725, which was $12,725 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.544 to 1.

Note 4.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker/dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of Poole Carbone Eckbert, Inc."

POOLE CARBONE ECKBERT, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 5.   Related Party Transactions

The Company has non-interest bearing, uncollateralized demand notes due from two of its stockholders in the total amount of $83,000 as of December 31, 2001. The notes have been pledged as additional paid-in capital, and are included in additional paid-in capital in the statement of financial condition.

The Company is under common control with Sunrise Emergent Capital, LLC. No consulting services have been performed on behalf of this entity for the year ended December 31, 2001.

The Company is also under common control with Blaker Investment Company, a Registered Investment Advisor. No consulting services have been performed on behalf of this entity for the year ended December 31, 2001.

Note 6.   Economic Dependency

The Company has sustained losses in the current year of $297,375, and cumulative losses of $323,128. The Company is dependent upon the willingness and ability of the stockholders to make capital contributions to fund negative cash flows when they occur.

POOLE CARBONE ECKBERT, INC.

COMPUTATION OF NET CAPITAL

December 31, 2001

Total equity from statement of financial condition			$ 218,684
Deduct ownership equity not allowable for net capital			-
Total capital			218,684
Deductions and other charges			
Non-allowable assets:			
Unsecured trade accounts receivable	$	77,513	
Unsecured receivables from stockholders		83,000	
Furniture and fixtures, net		40,446	
Total non-allowable assets			200,959
Net capital			17,725
Minimum net capital required			5,000
Excess net capital			$ 12,725
Aggregate indebtedness			$ 9,639
Ratio of aggregate indebtedness to net capital			0.544 to 1

POOLE CARBONE ECKBERT, INC.

RECONCILIATION OF COMPUTATIONS OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
December 31, 2001

Net capital (unaudited)	$	20,233
Audit adjustments made:		
Adjustments to equity from statement of financial position		(2,508)
Adjustments to nonallowable assets		-
Net capital (audited)	$	17,725

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Stockholders
Poole Carbone Eckbert, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Poole Carbone Eckbert, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Winter Park, Florida
February 22, 2002

POOLE CARBONE ECKBERT, INC.

FINANCIAL REPORT
(AUDITED)

December 31, 2001